90 Park Avenue

15th Floor

New York, NY 10016-1387

212-210-9400 | Fax: 212-210-9444

Michael J. Kessler	Direct Dial: 212-210-9566	Email: michael.kessler@alston.com

April 21, 2021

VIA EDGAR

Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Ready Capital Corporation Schedule TO-I Filed April 2, 2021 SEC File No. 005-87416

Dear Mr. Duchovny:

This letter sets forth the responses of our client, Ready Capital Corporation (the “Company”), to the comment letter dated April 14, 2021 (the “Comment Letter”) issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Tender Offer Statement on Schedule TO-I filed on April 2, 2021 (the “Schedule TO”) relating to the tender offer (the “Offer”) by the Company to purchase shares of the Company’s 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (the “Shares”). For your convenience, we have set forth below each of the Staff’s comments (or requests) followed by the relevant response. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s Offer to Purchase and Notice of Fundamental Change to Holders of 6.25% Series C Cumulative Convertible Preferred Stock (the “Offer to Purchase”). All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company. Where revisions to the Schedule TO are referenced in the Company’s responses set forth below, such revisions are included in the Company’s Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed concurrently herewith.

Schedule TO-I

1.	Comment: Please provide us your detailed legal analysis supporting your apparent conclusion that Rule 13e-3 does not apply to this tender offer.

Response:    The Company respectfully submits that Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is not applicable to the Offer by virtue of the exception set forth in Rule 13e-3(g)(4), which states that Rule 13e-3 shall not apply to “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.”

Alston & Bird LLP	www.alston.com

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April 21, 2021

Pursuant to the Agreement and Plan of Merger, dated as of December 6, 2020 (the “Merger Agreement”), by and among the Company, RC Merger Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), and Anworth Mortgage Asset Corporation, a Maryland corporation (“Anworth”), on March 19, 2021, Anworth merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Company (the “Merger”). At the effective time of the Merger, each share of Anworth’s 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share (“Anworth Series B Preferred Stock”), issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive one Share, subject to the terms and conditions set forth in the Merger Agreement, including that the Shares have “the rights, preferences, privileges and voting powers substantially the same as those of the Anworth Series B Preferred Stock immediately prior to the Merger.” The Company notes that the provisions of the Articles Supplementary to the Amended Articles of Incorporation of Anworth designating the Anworth Series B Preferred Stock (the “Anworth Articles Supplementary”) and the Articles Supplementary to the Articles of Amendment of the Company designating the Shares (the “Articles Supplementary”) are substantially identical, as provided in the Merger Agreement.

As part of the Merger, the Company succeeded to the obligations of Anworth, and as the successor issuer of the Shares, the Company was required under the terms of the Anworth Articles Supplementary to offer to repurchase the Shares. Thus, as provided in Rule 13e-3(g)(4), the Company is conducting the Offer pursuant to specific provisions set forth in the instrument that created and governs the Shares. The terms of the Offer are not in the Company’s discretion. Specifically, the Company is required to (i) within 30 calendar days after the occurrence of the Fundamental Change, provide a notice to holders of the Shares containing the information set forth in Section 12(b) of the Anworth Articles Supplementary, as was included in the Offer to Purchase; and (ii) offer to purchase the Shares for the Fundamental Change Purchase Price and on the Fundamental Change Purchase Date, pursuant to the terms and conditions set forth in Sections 12(a) and (c)-(j) of the Anworth Articles Supplementary. The Company is not voluntarily or opportunistically offering to repurchase the Shares at this time. Instead, by affording holders of the Shares the opportunity to have their Shares repurchased as required by and in accordance with the Anworth Articles Supplementary and Articles Supplementary (which, as noted above, are substantially identical), the Company is fulfilling its obligations under the instrument that created and governs the Shares pursuant to specific provisions set forth therein.

Cautionary Note Regarding Forward-Looking Statements, page 10

2.         Comment:     We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement.

Response:     In response to the Staff’s comment, the Company has provided in Amendment No. 1 that the third paragraph appearing under the heading “Cautionary Note Regarding Forward-Looking Statements” on page 10 of the Offer to Purchase is amended and restated as follows:

“In addition, the statements in this Notice are made as of April 2, 2021. Subsequent events or developments may cause our views to change. ~~We~~ Except as required by law, we do not undertake any obligation to update our forward-looking statements after the date of this document for any reason, even if new information becomes available or other events occur in the future.”

Procedures to Be Followed by Holders Electing to Surrender Shares for Repurchase, page 15

3.           Comment:     We note the waiver included in clause (ii) of the fourth bullet point in section 3.2. Please tell us how this disclosure is consistent with Section 29(a) of the Securities Exchange Act of 1934 or revise.

April 21, 2021

Response:     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 under clause (ii) of the fourth bullet point in Section 3.2 of the Offer to Purchase to clarify that tendering shareholders are not waiving claims arising out of provisions under the Exchange Act or any rule or regulation thereunder, or arising out of any rule of a self-regulatory organization.

Payment for Surrendered Shares, page 18

4.          Comment:    We note you may use borrowed funds to pay for tendered securities. Please revise your disclosure to include disclosure responsive to Item 1007(d) of Regulation M-A.

Response:     In response to the Staff’s comment, the Company has revised the disclosure appearing under the heading “How will the Company fund repurchases of Shares if any are surrendered for repurchase pursuant to the Fundamental Change Purchase Right?” on page 6 of the Offer to Purchase and in the third paragraph of Section 5 on page 18 of the Offer to Purchase to reflect that the Company intends to fund the repurchase with cash on hand, and not through borrowed funds.

Plans or Proposals of the Company, page 18

5.           Comment:     Please revise this section to describe the types of plans or proposals referenced rather than referring security holders to Item 1006(c) of Regulation M-A, which is not included in your document.

Response:     In response to the Staff’s comment, the Company has provided in Amendment No. 1 that the disclosure in Section 7 on page 18 of the Offer to Purchase is amended and restated as follows:

“Except as disclosed in this Notice, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the composition of the Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (vi) any class of the Company’s equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a registered national securities association; (vii) any class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.”

Additional Information, page 29

6.           Comment:     We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

April 21, 2021

Response:     In response to the Staff’s comment, the Company has provided in Amendment No. 1 that the fourth bullet point in the third paragraph of Section 13 on page 22 of the Offer to Purchase is deleted.

In addition to the foregoing responses to the Staff’s comments, the Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any further questions or need additional information, please do not hesitate to contact me at 212-210-9566.

Sincerely,

/s/ Michael J. Kessler

Michael J. Kessler

cc:	Thomas E. Capasse, Ready Capital Corporation Andrew Ahlborn, Ready Capital Corporation David E. Brown, Alston & Bird LLP